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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9
                               (AMENDMENT NO. 3)

               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934

                         QUICKTURN DESIGN SYSTEMS, INC.
                           (Name of Subject Company)

                         QUICKTURN DESIGN SYSTEMS, INC.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $.001 PER SHARE
           (including the associated preferred stock purchase rights)
                         (Title of Class of Securities)

                                   74838E102
                     (CUSIP Number of Class of Securities)

                                 KEITH R. LOBO
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         QUICKTURN DESIGN SYSTEMS, INC.
                               55 W. TRIMBLE ROAD
                           SAN JOSE, CALIFORNIA 95131
                                 (408) 914-6000
      (Name, address and telephone number of person authorized to receive notice and communications on behalf of person(s) filing statement)

                                    COPY TO:

                             LARRY W. SONSINI, ESQ.
                        WILSON SONSINI GOODRICH & ROSATI
                               650 PAGE MILL ROAD
                        PALO ALTO, CALIFORNIA 94304-1050
                                 (650) 493-9300

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                                 INTRODUCTION

  The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on August 24, 1998, by Quickturn Design Systems, Inc., a Delaware corporation (the "Company" or "Quickturn"), relates to an offer by MGZ Corp., a Delaware corporation ("MGZ") and a wholly owned subsidiary of Mentor Graphics Corporation, an Oregon corporation ("Mentor"), to purchase all of the outstanding shares of the common stock, par value $.001 per share (including the associated preferred stock purchase rights), of the Company. All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

  The response to Item 8 is hereby amended by deleting the last sentence of the third paragraph of the section entitled "Patent Litigation with Mentor" and replacing it with the following:

    On August 27, 1998, the U.S. District Court for the Northern District of California granted Quickturn's motion for summary judgment and dismissed Aptix's suit against Quickturn.

  The response to Item 8 is hereby amended further by adding the following to the end of the third paragraph of the section entitled "Litigation Concerning the Offer":

    On August 27, 1998, Howard Shapiro filed an Amended Class Action Complaint in full substitution of the Shapiro Complaint (the "Amended Shapiro Complaint"). The Amended Shapiro Complaint is filed as Exhibit 18 hereto and is incorporated herein by reference.

  The response to Item 8 is hereby amended further by deleting the Section entitled "Additional Antitrust Matters" and replacing it with the following:

  Additional Antitrust Matters.

    On August 28, 1998, the Company filed its premerger notification form with the FTC and the DOJ. The waiting period under the HSR Act expired at 11:59 p.m. New York City time on September 4, 1998.

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  The response to Item 8 is hereby amended further by adding the following after the final paragraph of Item 8:

  Revocation of Agent Designations Solicitation.

    On September 2, 1998, the Company filed preliminary proxy materials with the SEC to solicit revocations of agent designations in opposition to the Solicitation.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

  The response to Item 9 is hereby amended by deleting Exhibit 13 originally filed on August 28, 1998 and replacing it with a new Exhibit 13 filed with this statement.

  The response to Item 9 is hereby amended further by the addition of the following new exhibit:

   Exhibit 18  Amended Class Action Complaint in Howard Shaprio V. Quickturn
               Design Systems, Inc., et. al., filed in the Court of Chancery of the State of Delaware on August 27, 1998.

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                                   SIGNATURE

  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 8, 1998                  QUICKTURN DESIGN SYSTEMS, INC.

                                          By:  /s/ Keith R. Lobo
                                            -----------------------------------
                                             Keith R. Lobo
                                             President and Chief Executive
                                              Officer

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